The EMI *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848



03022384

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

20th May, 2003.



Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th May 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 20th May 2003 announcing the EMI Group plc preliminary results for the year ended 31st March 2003 together with the recommended final dividend for that year.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Enc.

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

ER 03/17

FOR IMMEDIATE RELEASE

EMI GROUP PLC
PRELIMINARY ANNOUNCEMENT FOR YEAR ENDED 31 MARCH 2003

LONDON 20 May 2003: EMI Group plc today announces its preliminary results for the year ended 31 March 2003.

Financial overview

Year ended 31 March	*2003*	*2002*	*Change*	*At constant exchange rates*
Turnover	£2175.4m	£2445.8m	(11.1%)	(8.4%)
Operating profit (EBITA)	£254.0m	£190.9m	33.1%	34.8%
Adjusted profit before tax[1] (PBT)	£177.3m	£153.3m	15.7%	17.9%
Adjusted PBT excluding HMV[2]	£178.1m	£129.4m	37.6%	40.3%
Profit before tax	£319.3m	(£152.8m)	£472.1m	£470.7m
Net profit after tax and minority interests	£229.7m	(£199.5m)	£429.2m	£427.2m
Adjusted diluted earnings per share	15.6p	11.8p	32.2%	33.9%
Basic earnings per share	29.3p	(25.5p)	54.8p	54.5p

Notes:
1. Adjusted profit before tax, amortisation and exceptional items
2. HMV floated on London Stock Exchange in May 2002, at which time EMI sold down its stake to 14.5%. The remaining holding was sold in November 2002.

EMI Group – strong recovery
- Adjusted PBT (excluding HMV) up 38%, on turnover down 11.1%
- Net profit after tax and minority interests increased £429.2m to £229.7m
- Net debt reduced by £198.1m to £859.8m, and net debt to EBITDA ratio improved to 2.9x from 4.4x
- Dividend maintained at 8.0p per share with dividend cover up to nearly 2.0x.

EMI Recorded Music – dramatic turnaround
- Operating profit increased 81% to £150.5m on turnover down 10.2% at constant currency
- EBITA margins more than doubled from 4.1% to 8.5%, driven by both fixed and variable cost savings
- Substantial improvement in North America, returning to profitability with 12% point margin increase

EMI Music Publishing - resilient

- Turnover and operating profit held firm at constant currency with meaningful growth in performance and synchronisation revenue offsetting decline in mechanical royalties.
- Further 30% of Jobete acquired for $109.3m (approximately £68m) in April 2003

Eric Nicoli, Chairman, said: "The year ended 31 March 2003 was one of remarkable progress and achievement for EMI Group, all the more so in a context of the global recorded music market declining by almost 9%. This market movement was markedly worse than we, and others in the industry, anticipated at the start of the year and demanded a swift and robust response from all parts of EMI's business.

"We delivered the promised substantial improvement in profitability driven by the turnaround of EMI Recorded Music, another solid performance from EMI Music Publishing and tighter financial management across the group. Furthermore, we have invested time and resources in strengthening our culture and management capabilities to equip our businesses to compete more effectively in tough market conditions and a rapidly changing environment. These are the results of a company now being managed in a very different way from the past.

"In the year ahead, while the market remains volatile and difficult to predict, we expect it to decline further but, probably, at a slower rate than last year. We have demonstrated that we have the resilience and flexibility to operate effectively and profitably in a range of market outcomes and we aim to make further progress in every part of our group."

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7667 3216
Siobhan Turner	Investor Relations	+44 20 7667 3234

Brunswick

Patrick Handley		+44 20 7404 5959

Video/Audio and text interviews with Eric Nicoli, Chairman, EMI Group, Roger Faxon, CFO, EMI Group, Alain Levy, CEO, EMI Recorded Music and Martin Bandier, CEO, EMI Music Publishing will be available from 07:00 on Tuesday 20th May2003 on: www.emigroup.com and on www.cantos.com

Chairman's Statement

The year ended 31 March 2003 was one of remarkable progress and achievement for EMI Group, all the more so in a context of the global recorded music market declining by almost 9%. This market movement was markedly worse than we, and others in the industry, anticipated at the start of the year and demanded a swift and robust response from all parts of EMI's business.

We delivered the promised substantial improvement in profitability driven by the turnaround of EMI Recorded Music, another solid performance from EMI Music Publishing and tighter financial management across the group. Furthermore, we have invested time and resources in strengthening our culture and management capabilities to equip our businesses to compete more effectively in tough market conditions and a rapidly changing environment. These are the results of a company now being managed in a very different way from the past.

EMI Group

For the group as a whole, operating profit (EBITA) in the year improved by 33.1% to £254.0m on sales 11.1% lower at £ 2,175.4m. Exchange rate movements had a significant adverse impact; at constant currency, operating profit was up 34.8% while sales declined by 8.4%, broadly in line with the market.

Profit before tax, amortisation and exceptional items improved by 15.7% to £177.3m. When adjusted for currency and the year on year impact of the sale of our stake in HMV Group, the underlying improvement was 40.3%.

Under Roger Faxon's stewardship, EMI Group's balance sheet was completely restructured with the effect of more than doubling the average maturity of our debt. We converted our passive interest in HMV, Viva Media and other non-core assets into active investment in our core business and, during the course of the year, we reduced our net debt position by close to £200m leaving year-end net debt at £859.8m, its lowest level for four years.

Our tax rate for the year was somewhat lower than in previous years at 25%, mainly as a result of the improved North American profitability and a more favourable business mix overall.

Net profit after tax and minority interests improved by £429.2m to £229.7m compared with the previous year's loss of £199.5m. The resulting improvement in adjusted diluted earnings per share was 32.2%, to 15.6 pence per share.

The Board is recommending a final dividend of 6.0p per share, giving a full year dividend of 8.0p per share, thus maintaining the previous year's level and improving dividend cover to close to two times.

Recorded Music

In EMI Recorded Music, Alain Levy and David Munns have driven the implementation of their far-reaching restructuring and reorientation plan with the objective of changing completely the way we work.

The strength and professionalism of the management team at all levels is, I believe, world class. The focus is now on sustainable, profitable sales, and on finding, developing and effectively marketing artists who will have long-term, successful careers.

Sales in Recorded Music fell 12.6% to £1,774.2m as the result of a combination of factors including macro-economic effects in some regions, a growing impact of music piracy in all its forms and the disruptive impact of our restructuring activities, some of which took longer than originally planned.

Our focus on generating profitable sales - rather than market share at any cost - together with full delivery of the projected cost savings and efficiency improvements from restructuring, resulted in an increase in operating profit (EBITA) of 81% to £150.5m. Our performance in North America was particularly pleasing as we saw margin improve by over 12 percentage points. The UK business had another year of excellent progress and in South East Asia we moved into profit for the first time in a number of years.

Music Publishing

EMI Music Publishing, under Martin Bandier's leadership, is, and has been for many years, demonstrably the best in the industry. While not immune to the effects of a declining recorded music market from which over 50% of its revenues derive, this business has, once again, shown great resilience and has managed to maintain overall sales and profitability by developing and exploiting other revenue streams.

Due entirely to currency movements, sales in the year fell marginally from £416.4m to £401.2m and operating profit (EBITA) was 4% lower at £103.5m. At constant currency, sales were flat and operating profit was down by just 0.5%.

Change

The extensive and challenging change programme of the past year was designed to put the group on a much sounder financial footing and to allow us to be more flexible and responsive in the tough competitive conditions that we expect to prevail in the future. That objective has been achieved.

The scale of the changes implemented over the course of the year was massive and their impact was often uncomfortable. The improvement in the business could not have been achieved without the extraordinarily hard work and dedication of my colleagues across the world. I am proud of them and the way they have embraced the need for a different way of operating.

We have also seen change in our Board membership. In May, Michael Jackson stepped down after only two and a half years as the consequence of a change of ownership of his employer resulting in a conflict of interest. In July, Hugh Jenkins retired after seven years of distinguished service and I thank both Michael and Hugh for their support and wise counsel. In September, Peter Georgescu joined, bringing a wealth of valuable media, advertising, consumer marketing and general management experience to bear on our strategic deliberations. Since the year-end, we have been joined by David Londoner, a renowned former securities analyst with extensive knowledge of the global media and entertainment industry and the North American investment community.

The future

Content is at the core of EMI - developing and supplying pure music content of the highest quality. We are committed to providing consumers with the music they want, in the format they want, at a value they find compelling and we are working with a vast range of retailers, distributors, hardware and software manufacturers to make that vision a reality. At the same time, EMI is at the vanguard of industry efforts to protect our content from theft. Music is valuable to the people who use it and to those who created it and own it. Stealing music is the same as stealing any other kind of property and we will do everything within our power to prevent it.

In a world in which more music is being consumed than ever before, at EMI, with our extremely deep and rich music content bank, we have a unique opportunity to develop new revenue streams.

The weakness in the recorded music market is not yet over but we will be unrelenting in our efforts to attack the root causes of decline and to find ways to grow our business.

In the year ahead, while the market remains volatile and difficult to predict, we expect it to decline further but, probably, at a slower rate than last year. We have demonstrated that we have the resilience and flexibility to operate effectively and profitably in a range of market outcomes and we aim to make further progress in every part of our group.

Recorded Music Operating Review

The global music market is undergoing a shift in its traditional shape and structure that has far-reaching implications for the way the industry has been accustomed to do business.

EMI Recorded Music entered the financial year with a commitment to changing fundamentally the way it operates. This initially involved reducing overheads, including 1,900 jobs, to generate nearly £100m in annualised fixed cost savings. This was a necessary process in order to create a structure that is both scaled to the new size of the market and flexible enough to take advantage of new opportunities that arise or are developed.

This restructuring has contributed to an operating profit (EBITA) uplift of over 80%, while at the same time having some short-term negative impact on revenues. In a year where the market fell 8.7%, EMI Recorded Music's turnover decreased 12.6% (10.2% in constant currency terms) to £1,774.2m. This decrease is partly the result of general market forces, most notably a significant increase in both digital and physical piracy. It was also driven by the disruption to day-to-day operations caused by the extensive restructuring process, particularly in Continental Europe and at Virgin America, as well as by the lower than expected performance of some local repertoire releases in Japan.

While we recognise that, in the long term, sales growth is an important objective, the year ended 31 March 2003 was clearly one during which we repositioned EMI Recorded Music on profitable foundations, and its performance did improve markedly. Operating profit increased 81% to £150.5m (£150.1m at constant currency), more than doubling operating margins to 8.5% compared with 4.1% last year.

This margin increase is not simply the result of cutting the cost base. In the year just ended, we pursued an aggressive policy of refocusing Recorded Music on its core business by streamlining the artist roster and exiting unprofitable operations and costly joint ventures.

The improvement also demonstrates the importance of concentrating on profitable, sustainable sales from artists with long-term potential. EMI had considerable global success with such artists, including the phenomenal debut album from Norah Jones, *Come Away With* Me, which has now sold 13m copies; the excellent second album *A Rush of Blood to the Head* from UK band Coldplay and Robbie Williams' *Escapology*, both now nearing 6m copies; and the definitive greatest hits from the Rolling Stones, now over 5m copies of a double album. We also had excellent regional successes from artists such as Utada Hikaru, Renaud and Herbert Grönemeyer, whose album *Mensch* sold over 3m copies to become the highest selling album ever in Germany.

Looking at our performance on a regional basis, the turnaround in our North American business was encouraging. After five consecutive years of losses, the new management team has delivered a return to profitability and a margin increase of more than 12 percentage points. While market share fell significantly in the first half, there was a gradual increase over the second half, with Norah Jones' eight Grammy awards in February a particular highlight.

The changes made at Capitol have delivered initial successes from artists including debut albums from The Vines and, more recently, Lisa Marie Presley. Virgin is now beginning to rebuild its roster and EMI is increasingly confident of generating US-signed artists for worldwide exploitation, while recognising that progress will be gradual in this very competitive market.

The UK had yet another impressive year and continues to be a major source of repertoire both for local and international exploitation, as well as a standard of excellence in extracting value from catalogue.

Continental Europe underwent the most comprehensive restructuring of all territories that took longer than anticipated to complete. Nonetheless, it remains a highly profitable business, and had significant success with a number of local repertoire releases, including albums from Renaud in France and Herbert Grönemeyer in Germany. With the restructuring now complete, we expect to make progress at all levels.

Japan had some important successes, notably with Utada Hikaru's third album *Deep River*, but nonetheless turned in a somewhat disappointing result as certain significant local repertoire releases, particularly in the fourth quarter, did not perform as well as expected. Despite tough market conditions, we remain confident in the quality of our team in Japan and their ability to deliver future successes.

Asia, outside of Japan, was another great success, turning in its first profit in a number of years. EMI is pursuing a very aggressive strategy to improve both market share and profit in this region. This includes a significant push into China, illustrated by substantial investment in local repertoire, which offers considerable potential despite severe piracy.

Results in Latin America were mixed. There were significant setbacks in Mexico resulting from piracy and poor local management performance. This management is in the process of being replaced. EMI also closed its Venezuelan operations because of the severe economic problems in that country. At the same time, however, the region's most important market, Brazil, returned to profitability and there was considerable progress in the growing US Latin market.

Beyond improving immediate profitability, containing piracy has become another major priority for EMI. During the year, EMI Recorded Music created a global anti-piracy team. Overall we have allocated substantial management time to lobbying governments to enact and enforce stronger legal penalties, and to identifying technologies and establishing procedures that protect our music. The group is determined to contain the sales erosion caused by physical counterfeiting, illegal file sharing and CD burning.

In recent months we have started to see a shift in the attitudes of governments as to the seriousness of the situation and are starting to witness their willingness to confront the problem.

Piracy containment is one important part of the new environment. It is, however, clear that consumers want to access music legally via the net and we are making considerable efforts and progress in turning this into reality. EMI's catalogue is very widely available in digital delivery services and the group has taken a leadership position in offering more of our content on the net. EMI is also actively pursuing opportunities offered by the digital world such as ring tunes and video distribution as well as gaining further insight into music consumers' behaviour.

In the year under review, EMI Recorded Music began building the foundations for the music company it aims to become, operating under principles that focus on profitable sales growth and long-term artist development. There is more interest in, and

consumption of, music than ever before, and there is a tremendous opportunity ahead to legitimise and capitalise on this demand.

Looking ahead to the current financial year, the markets are likely to remain challenging. However, we are confident of being able to face the issues, both in terms of supplying high-quality music, for which there is growing demand, and in maximising the revenue EMI Recorded Music generates from this music. On this basis, we expect to improve market share.

Music Publishing Operating Review

EMI Music Publishing delivered another solid performance, despite the challenges presented by the downturn in the global recorded music market. For the year as a whole, operating profit (EBITA) fell from £107.8m in the previous year to £103.5m in the year ended 31 March 2003. This decrease resulted from currency movements, in particular weakness in the US dollar, and from a slight increase in corporate charges. On a constant currency basis and before central cost allocation, Music Publishing operating profit (EBITA) increased marginally, from £110.6m in 2002 to £111.0m in the year ended March 2003.

The turnover generating this margin also remained broadly flat on a constant currency basis, at £416.6m compared with £416.4m in the previous year. Taking into account currency effects, turnover fell 3.7% to £401.2m.

This resilient performance reflects the strength of EMI Music Publishing's ability to develop new revenue sources and additional uses of music that reduce its reliance on the recorded music industry. Mechanical royalties, primarily derived from the sale of music in CD format, now comprise only 53% of our total turnover, down from 55% in the previous year, and 60% in 1998.

The 8.7% decline in the recorded music industry in the year ended 31 March 2003 did have an impact on mechanical royalties. Nevertheless, with a fall of only 3.5% at constant currency in mechanicals, we outperformed the global market, demonstrating the continued success of our strategy of signing leading writers across all genres, together with our ability to generate repeated uses through re-recordings of songs in our existing catalogues, in particular the great songs from the Motown era included in the Jobete catalogue.

Performance income, derived from the public performance of songs in EMI's catalogue, comprises 25% of EMI Music Publishing's turnover and grew 3.3% at constant currency, representing the fifth consecutive year that this revenue stream has increased. Driving this growth is our strong chart share, together with the increase in media outlets, the resolution of outstanding cable rate disputes in the US, which increased revenues by bringing cable royalty rates in line with other media, and increased efficiencies at the local societies in the collection of publishing revenues.

Synchronisation royalties generate 14% of Music Publishing turnover, and also grew strongly, up 7.9% at constant currency. This substantial increase at a time when the global advertising market has been under pressure is a considerable success. It

demonstrates the value in EMI's successful exploitation of its catalogue not only in commercials but also in films, TV programming and, increasingly, the video game market which uses music to enhance game play.

Key elements in driving its synchronisation revenues are Music Publishing's business-to-business website and Music Spa. The site has over 6,000 regular users worldwide who can search our catalogues to suit a variety of music needs. Since its relaunch in February, daily traffic has increased by over 70%. The Spa, housed in the company's New York office, is a creative atmosphere with the technical capabilities that allow advertisers and their agencies to work with EMI's Music Resources Group to sample and identify the music that best fits the product and message of a commercial campaign.

Songs from Music Publishing's catalogues are also featured in a variety of musicals, which EMI actively seeks to promote. Current shows include: *We Will Rock You,* based on the Queen catalogue; *Mamma Mia,* using the songs of Abba; and *Our House*, featuring the songs of Madness. In autumn 2003, a new musical featuring the music of EMI-signed writer Rod Stewart is expected to open in London's West End, and plans are underway for a Motown-based musical to be written and produced by Motown founder Berry Gordy.

In North America, turnover fell 1.5% as gains in synchronisation income were offset by falls in mechanicals, but again by less than the overall market decline. EMI Music Publishing was once again named Publisher of the Year by performance societies ASCAP and BMI and by *Billboard* magazine. EMI Music Publishing writers, artists and producers cumulatively earned 24 Grammys, one-third of which went to Norah Jones and her debut album *Come Away With Me*, which to date has sold 13m copies.

In the UK, turnover grew 3.8%, reflecting an increase in both mechanical and performance income driven by our continued leadership position in the UK charts. EMI Music Publishing and its writers won numerous awards at every major UK award ceremony, including six Brits and five Ivor Novello Music Awards, and *Music Week* named us Publisher of the Year for the eighth year in a row.

Continental European performance was mixed. Certain markets, notably Germany and Italy, were impacted by steep local market declines in recorded music. France countered that trend as the recorded music market grew 3% year on year, while the Benelux countries also generated revenue gains.

Japan had a very strong year, increasing sales by over 5% in large part because of the strong performance of Utada Hikaru's third album *Deep River*, which sold over 4m copies in Japan alone.

Shortly after the end of the financial year, in April 2003, EMI acquired a further 30% of the Jobete catalogue from Berry Gordy for US $109.3 m, bringing EMI's total share in Jobete to 80%. This gives EMI greater control over its superb array of Motown songs, together with the financial benefit of being able to consolidate it for tax purposes.

Successful writers contributing to this year included Norah Jones, Pink, Enrique Iglesias, Pharrell Williams, and White Stripes, and new signings included Dirty Vegas, Busted, Ms Dynamite and Sean Paul, to name a few.

New uses of Publishing's music contributed additional revenue streams to income this year including ring tones and video games, as mentioned above. The ring tone market has developed as cellular penetration has continued to grow and users look for ways to personalise their phones.

For the current financial year, we expect to see further pressure on mechanical royalties in the face of a continued expected decline in the global recorded music market. Nevertheless, we expect to continue to exploit aggressively our impressive catalogue of songs, both current and classic, in the synchronisation market and develop new income streams, such as ring tones, video games, and on-line uses.

Financial Review

The year ended 31 March 2003 was one of substantial challenge for EMI as its primary market fell for the third year in a row. However, it was also a year of unprecedented accomplishment.

The group implemented a comprehensive reorganisation of its Recorded Music division, reducing headcount by 1,900 and the ongoing fixed cost base by nearly £100m. Against a backdrop of lower sales, Recorded Music substantially improved its operating margins driving its underlying profits up 81% and, for the first time in five years, the US Recorded Music business generated a profit. Music Publishing yet again demonstrated its resilience in the face of exceedingly difficult market conditions. By continuing to diversify its income, it was able to hold firm its profits and margins.

The group also completed a sweeping balance sheet restructuring, more than doubling average debt maturity to five years, and converted passive interests in HMV, Viva Media and other assets into active investment in the core business. Joined with the improved operating performance and careful cash management, the sale of these assets resulted in a reduction in net debt of over £198m, reducing the company's leverage to below three times EBITDA, down from 4.4 times just a year ago.

Group turnover fell by £270.4m (11.1%), including a decrease of £64.0m from exchange on translation. All regions had lower turnover in the year. After excluding currency effects, the decrease was entirely in EMI Recorded Music, reflecting both the global downturn in the recorded music market and EMI's focus on ensuring that sales are delivered profitably. At constant currency, EMI Music Publishing sales remained flat.

Group operating profit (EBITA) increased 33.1%, from £190.9m in 2002 to £254.0m in 2003, resulting from the impact of the cost savings implemented in EMI Recorded Music over the financial year, together with additional margin improvements in that business and a continued solid performance from EMI Music Publishing.

Group turnover for the second half fell by £164.9m (12.0%) to £1,213.9m, of which decrease £36.1m was attributable to exchange on translation. Excluding the effects of currency, Recorded Music sales were down by £120.7m or 10.4%. On a similar basis Music Publishing turnover decreased by £8.1m, largely as the result of timing differences.

Group operating profit for the second half was £27.2m higher than last year, at £175.0m. This included a loss of £1.8m from exchange on translation. Second-half Recorded Music profits were up 33.7% to £121.9m at constant exchange rates, reflecting the substantial turnaround in its North American business and continued strong results the UK, partially offset by decreases in other regions, particularly Continental Europe. Timing differences resulted in Music Publishing operating profit falling 3.0% at constant exchange rates to £54.9m.

Following the exit in the previous year from loss-making Recorded Music satellite operations, operating profit in associates moved from a loss of £1.1m last year to a profit of £0.2m this year.

In May 2002, HMV Group plc listed on the London Stock Exchange, and EMI simultaneously reduced its stake to 14.5%. In November 2002, EMI sold this remaining stake. Therefore, the Group no longer consolidates HMV's operating profit and interest charges, which last year were £44.6m and £20.7m respectively. For the period up to flotation, EMI's share of HMV's operating profit was £0.4m, and of its finance charges, £1.2m.

Group finance charges of £76.1m were £15.7m higher than last year as the result of higher interest rates following the restructuring of debt into longer-term instruments, which more than offset the impact from the substantial reduction in overall debt levels. In February 2003, EMI crystallised a reduction in the long-term cost of its US bond by unwinding certain derivative positions. The interest charge on these bonds will in the future be offset by a proportion of the gain resulting from this action.

Adjusted profit before tax, amortisation and exceptional items (adjusted PBT) grew 15.7%, from £153.3m in 2002 to £177.3m in 2003.

Other items affecting earnings

The group tax rate, before amortisation and exceptional items, fell to 25% from 30% last year. A major contributor to the reduction in the tax rate is the return to profitability of our US business, which has brought forward tax losses available for offset, and somewhat lower profits in Japan, the group's highest tax-paying territory.

Amortisation of copyrights acquired and goodwill on acquisition fell to £42.8m from £51.3m in the previous year, reflecting the write-down of investments in the year ended March 2002 in connection with the Recorded Music restructuring and exchange.

During the period, the group incurred a non-cash charge of £24.9m arising from the write-down of certain investments and other assets, including EMI Group shares held in the Employee Benefit Trust. This is reported as an operating exceptional cost.

This is in contrast to the year ended 31 March 2002, in which the group incurred an operating exceptional charge of £242.4m relating to restructuring and reorganisation costs, mainly within EMI Recorded Music. In that same period, HMV Group also incurred exceptional costs, of which EMI's share was £12.4m.

The group benefited from a non-operating exceptional profit of £209.7m, largely arising from the disposal of its stakes in HMV and Viva Media AG, offset by a modest loss relating to certain other disposals.

The minority interest charge has fallen from £8.5m to £6.4m, as a result of the decrease in profitability of our Japanese Recorded Music business in the year.

The overall group result was a profit of £229.7m, compared with a loss of £199.5m in the previous year, an improvement of £429.2m.

Adjusted diluted earnings per share were 15.6p, compared with 11.8p. The Board is recommending a final dividend of 6.0p per share to result in a total dividend of 8.0p per share, unchanged from last year.

Cash flow and net borrowings

The net cash inflow from operating activities was £117.2m. After net proceeds from acquisitions, disposals and financial investments of £204.5m, capital expenditure of £59.2m, tax paid of £38.7m, net interest costs of £4.6m (including the gain on the swap unwind discussed above), dividends paid of £35.9m (including those to minorities) and currency translation gains and other movements of £14.8m, net debt decreased by £198.1m to £859.8m.

Pensions

The group continues to account under SSAP 24, but its disclosures also include those required by FRS 17. EMI maintains a number of defined benefit plans around the world the largest of which is the UK pension plan. As at 31 March 2002, that plan was in surplus by £68m, as calculated pursuant to FRS 17. With the decline in share prices to 31 March 2003, the asset value of the fund has fallen. Therefore, as calculated pursuant to the FRS 17 accounting standard, the fund would show a deficit as at 31 March 2003 of £116m, or £81.2m net of deferred tax. Under FRS 17, the calculation of the net position of the fund is highly sensitive to several factors. For example, had the calculation been performed as of 15 May 2003 as opposed to 31 March 2003, the asset value of the fund would have been higher by almost £40m, given the rise in share values in the intervening period.

The group is scheduled to receive the triennial actuarial valuation of the UK fund as at 31 March 2003 in the coming months. Based upon the outcome of that valuation, the group will review its funding policies with respect to the fund.

Treasury policy

Treasury activities are carried out within a framework of policies and guidelines approved by the Board, with control and monitoring delegated to the Treasury

Management Committee, chaired by the Group Chief Financial Officer. These policies aim to ensure that adequate, cost-effective funding is available to the group at all times, and that exposure to financial risks is minimised. The existing Treasury policies were reviewed by the Board in April 2002 and have remained substantially unchanged throughout the financial year.

Financial instruments held by the group comprise derivatives, borrowings, cash and liquid resources and other financial assets and liabilities. Their purpose is to raise finance for the group's operations. Treasury policies prohibit their use for speculative purposes.

Funding

During the year, EMI restructured its debt into medium and long-term facilities. The six-year sterling bond issued in May was increased in June to £325m, and in August a further US$180m was raised from a private placement of debt with maturities of between seven and 10 years. Together with net proceeds from the HMV disposal of £209.5m and £35.6m from the sale of fixed asset investments, these funds were used to repay and cancel part of the £1.3bn revolving credit facility finalised in April 2002.

The group borrows in various currencies at fixed and floating rates, and uses swaps, caps and collars to manage interest rate exposure. Unless otherwise approved by the Board, Treasury policy is to keep between 25% and 75% of borrowings at fixed or capped rates. As a result of the reduction in borrowings during the year, and as approved by the Board, at the year end virtually all borrowings were fixed or capped.

Foreign currency risk

The group faces currency exposure from exchange rate fluctuation against sterling. Balance sheet exposures are hedged to the extent that overseas liabilities, including borrowings, provide a natural hedge. Group policy is not to undertake additional balance sheet hedging measures, nor to hedge profit and loss account translation exposure. Transaction exposures are hedged, where there are material items that have a high probability of occurring, with the use of forward exchange rate contracts.

ATTACHMENTS

EMI GROUP PLC FINANCIAL STATEMENTS

(a)	Financial highlights for the year ended 31 March 2003.
(b)–(c)	Consolidated profit and loss account for the year ended 31 March 2003.
(d)	Consolidated balance sheet at 31 March 2003.
(e)	Statement of total recognised gains and losses for the year ended 31 March 2003.
(e)	Reconciliation of movements in shareholders' funds for the year ended 31 March 2003.
(f)-(g)	Consolidated cash flow statement for the year ended 31 March 2003.
(h)-(o)	Notes to the financial statements for the year ended 31 March 2003.

Attachment (a)

EMI Group plc
FINANCIAL HIGHLIGHTS
for the year ended 31 March 2003

	2003	2002
	£m	£m
Group turnover	**2,175.4**	2,445.8
EBITDA (i)	**297.0**	241.9
Group operating profit before operating exceptional items and amortisation (EBITA)	**254.0**	190.9
Profit before taxation, exceptional items and amortisation (ii)	**177.3**	153.3
Profit before taxation	**319.3**	(152.8)
Basic earnings per share	**29.3p**	(25.5)p
Adjusted diluted earnings per share (iii)	**15.6p**	11.8p
Dividend per share	**8.0p**	8.0p
Return on sales (iv)	**11.7%**	7.8%
Interest cover (v)	**3.9x**	4.0x

(i) EBITDA is Group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights.

(ii) Profit before taxation, exceptional items and amortisation is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.

(iii) Adjusted diluted earnings per share is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.

(iv) Return on sales is defined as Group operating profit before operating exceptional items and amortisation of goodwill and music copyrights as a percentage of turnover.

(v) Interest cover is defined as the number of times Group EBITDA is greater than Group finance charges.

Attachment (b)

EMI Group plc
CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2003

	Year ended 31.03.03		Year ended 31.03.02	
	Total £m	**EMI Group (excl. HMV Group) Before excep items & amortn £m**	EMI Group (excl. HMV Group) Before excep items & amortn £m	Total £m
TURNOVER:				
Total (including joint venture)	**2,240.9**	**2,175.4**	2,445.8	3,153.7
Less: joint venture turnover	**(65.5)**	**-**	-	(707.9)
Group turnover (note 2)	**2,175.4**	**2,175.4**	2,445.8	2,445.8
Cost of sales	**(1,376.7)**	**(1,331.2)**	(1,592.7)	(1,726.5)
Gross profit	**798.7**	**844.2**	853.1	719.3
Distribution costs	**(98.7)**	**(98.7)**	(119.9)	(127.5)
Administration expenses	**(544.7)**	**(528.9)**	(577.4)	(708.9)
Other operating income, net	**31.1**	**37.4**	35.1	16.1
Group operating profit (loss) (note 2)	**186.4**	**254.0**	190.9	(101.0)
Share of operating profit in joint venture before exceptional items	**0.4**	**-**	-	44.6
Share of operating exceptional items in joint venture	**-**	**-**	-	(10.3)
Share of operating profit in joint venture	**0.4**	**-**	-	34.3
Share of operating profits (losses) in associated undertakings	**0.1**	**0.2**	(1.1)	(2.9)
Total operating profit (loss)	**186.9**	**254.2**	189.8	(69.6)
Non-operating exceptional items (note 3)	**209.7**	**-**	-	-
Profit (loss) before finance charges	**396.6**	**254.2**	189.8	(69.6)
FINANCE CHARGES:				
Group (including associates)	**(76.1)**	**(76.1)**	(60.4)	(60.4)
Joint venture before exceptional items	**(1.2)**	**-**	-	(20.7)
Joint venture – exceptional items	**-**	**-**	-	(2.1)
Joint venture	**(1.2)**	**-**	-	(22.8)
Total finance charges (note 4)	**(77.3)**	**(76.1)**	(60.4)	(83.2)
Profit (loss) on ordinary activities before taxation	**319.3**	**178.1**	129.4	(152.8)
Adjusted (loss) profit before tax – HMV Group (discontinued)		**(0.8)**	23.9	
Profit before tax, exceptional items and amortisation		**177.3**	153.3	

Attachment (c)

EMI Group plc
CONSOLIDATED PROFIT AND LOSS ACCOUNT continued
for the year ended 31 March 2003

	Year ended 31.03.03		Year ended 31.03.02	
		EMI Group (excl. HMV Group) Before excep items & amortn	EMI Group (excl. HMV Group) Before excep items & amortn	
	Total			Total
	£m	**£m**	£m	£m
Profit (loss) on ordinary activities before taxation	**319.3**	**178.1**	129.4	(152.8)
Taxation on profit on ordinary activities (note 5)	**(83.2)**	**(45.1)**	(38.6)	(38.2)
Profit (loss) on ordinary activities after taxation	**236.1**	**133.0**	90.8	(191.0)
Minority interests (equity)	**(6.4)**	**(10.3)**	(15.2)	(8.5)
Profit (loss) attributable to members of the holding company	**229.7**	**122.7**	75.6	(199.5)
Dividends (equity) (note 6)	**(62.8)**			(62.2)
Transfer to (from) profit & loss reserve	**166.9**			(261.7)

Attachment (d)

EMI Group plc
CONSOLIDATED BALANCE SHEET
at 31 March 2003

	Notes	**2003 £m**	2002 £m
FIXED ASSETS			
Music copyrights		**451.2**	518.2
Goodwill		**56.2**	34.0
Tangible fixed assets		**289.4**	277.3
Investments: associated undertakings		**6.7**	7.1
Other fixed asset investments		**15.5**	22.4
Investments: own shares		**7.3**	13.1
		826.3	872.1
CURRENT ASSETS			
Stocks		**36.4**	43.0
Debtors: amounts falling due within one year		**816.7**	763.7
Debtors: amounts falling due after more than one year		**138.6**	133.8
Deferred taxation		**14.6**	17.1
Investments: liquid funds	8	**0.5**	0.7
Cash at bank & in hand & cash deposits	8	**100.2**	85.7
		1,107.0	1,044.0
CREDITORS: amounts falling due within one year			
Borrowings	8	**(38.5)**	(771.0)
Other creditors		**(1,365.0)**	(1,297.1)
		(1,403.5)	(2,068.1)
NET CURRENT LIABILITIES		**(296.5)**	(1,024.1)
TOTAL ASSETS LESS CURRENT LIABILITIES		**529.8**	(152.0)
CREDITORS: amounts falling due after more than one year			
Borrowings	8	**(922.0)**	(373.3)
Other creditors		**(58.1)**	(27.4)
		(980.1)	(400.7)
PROVISIONS FOR LIABILITIES AND CHARGES			
Deferred taxation		**(5.5)**	(3.4)
Other provisions	10	**(104.4)**	(173.1)
Investments: joint venture (HMV Media Group)		**-**	(159.9)
		(109.9)	(336.4)
		(560.2)	(889.1)
CAPITAL AND RESERVES			
Called-up share capital		**110.4**	110.4
Share premium account		**445.8**	445.8
Capital redemption reserve		**495.8**	495.8
Other reserves		**256.0**	256.0
Profit & loss reserve		**(2,001.1)**	(2,338.2)
Equity shareholders' funds		**(693.1)**	(1,030.2)
MINORITY INTERESTS (EQUITY)		**132.9**	141.1
		(560.2)	(889.1)

Attachment (e)

EMI Group plc
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 March 2003

	2003	**2003**	2002	2002
	£m	**£m**	£m	£m
Profit (loss) for the financial year				
Group		**230.1**		(202.0)
Joint venture		**(0.5)**		4.1
Associates		**0.1**		(1.6)
Profit (loss) for the financial year		**229.7**		(199.5)
Currency translation – Group*	**(13.5)**		(6.5)	
Currency translation – joint venture and associates	**-**		0.5	
Other recognised losses		**(13.5)**		(6.0)
Total recognised gains and losses relating to the year		**216.2**		(205.5)

*Net currency gains of £7.6m (2002: £1.5m) which relate to foreign currency borrowings to finance investment overseas and the related tax charge of £nil (2002: £nil), have been included within the Group currency translation movement on reserves.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
for the year ended 31 March 2003

	2003	**2003**	2002	2002
	£m	**£m**	£m	£m
Opening shareholders' funds		**(1,030.2)**		(776.2)
Profit (loss) for the financial year	**229.7**		(199.5)	
Dividends (equity) (note 6)	**(62.8)**		(62.2)	
Other recognised losses	**(13.5)**		(6.0)	
Goodwill adjustments	**183.7**		9.9	
Share of joint venture reserves adj.	**-**		3.6	
Shares issued	**-**		0.2	
Net increase (decrease) in shareholders' funds for the year		**337.1**		(254.0)
Closing shareholders' funds		**(693.1)**		(1,030.2)

Attachment (f)

EMI Group plc
CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2003

	2003	2002
	£m	£m
Net cash inflow from operating activities	**117.2**	211.9
Dividends received from associated undertakings	**0.1**	0.7
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		
Net interest paid	**(4.6)**	(58.7)
Dividends paid to minorities	**(6.5)**	(3.3)
Net cash outflow from returns on investments and servicing of finance	**(11.1)**	(62.0)
Tax paid	**(38.7)**	(22.3)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		
Purchase of music copyrights	**(7.6)**	(10.6)
Sale of music copyrights	**1.2**	-
Purchase of tangible fixed assets	**(68.5)**	(39.2)
Sale of tangible fixed assets	**9.3**	10.1
Purchase of investments: own shares	**(0.8)**	(1.9)
Purchase of fixed asset investments	**(10.4)**	-
Sale of fixed asset investments	**35.6**	0.1
Purchase of associated undertakings	**(1.8)**	(3.6)
Loans repaid by associated undertakings	**0.7**	0.8
Disposal of associated undertakings	**2.2**	1.9
Net cash outflow from capital expenditure and financial investment	**(40.1)**	(42.4)
ACQUISITIONS AND DISPOSALS		
Purchase of businesses net of cash acquired	**(22.4)**	(22.6)
Disposal of joint venture (HMV Group plc)	**209.5**	-
Deferred consideration paid	**(1.0)**	(1.4)
Disposal of subsidiary undertaking	**(0.7)**	-
Net cash inflow (outflow) from acquisitions and disposals	**185.4**	(24.0)
Equity dividends paid	**(29.4)**	(125.3)
Net cash inflow (outflow) before management of liquid resources and financing	**183.4**	(63.4)
Issue of Ordinary Share capital	**-**	0.2
Management of liquid resources (note 9)	**1.1**	5.1
Financing (note 9)	**(154.9)**	0.6
Net cash (outflow) inflow from management of liquid resources and financing	**(153.8)**	5.9
Increase (decrease) in cash (note 9)	**29.6**	(57.5)

Attachment (g)

EMI Group plc
CONSOLIDATED CASH FLOW STATEMENT continued
for the year ended 31 March 2003

Reconciliation of Group operating profit (loss) to net cash inflow from operating activities:

	2003	2002
	£m	£m
Group operating profit (loss)	**186.4**	(101.0)
Depreciation charge	**43.0**	51.0
Amortisation charge:		
Music copyrights	**39.0**	43.5
Goodwill	**3.7**	6.0
Fixed asset write-down	**-**	1.1
Goodwill write-down – subsidiaries	**12.1**	29.3
Goodwill write-down – associates	**-**	8.5
Music copyrights write-down	**6.5**	-
Current asset investment write-down	**2.5**	-
Investments: own shares write-down	**3.8**	-
Associated undertaking write-down	**-**	7.0
Amounts provided (note 10)	**9.7**	107.2
Provisions utilised (note 10):		
Disposals and fundamental reorganisations	**(1.6)**	(12.5)
Other	**(83.7)**	(16.9)
(Increase) decrease in working capital:		
Stock	**2.4**	2.6
Debtors	**(94.8)**	63.9
Creditors	**(11.8)**	22.2
Net cash inflow from operating activities	**117.2**	211.9

Attachment (h)

EMI Group plc
NOTES TO THE ACCOUNTS
for the year ended 31 March 2003

NOTE 1 – BASIS OF PREPARATION

The consolidated financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The results for the years ended 31 March 2003 and 31 March 2002 represent continuing operations except the joint venture (HMV Group plc).
The financial statements have been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2003.
This announcement does not constitute the Group's financial statements for the year ended 31 March 2003. The financial statements for the year ended 31 March 2003 have not yet been delivered to the registrar. However the auditors have issued an unqualified audit report on the financial statements for this year.

NOTE 2 - SEGMENTAL ANALYSES

	2003 Turnover £m	**2003 Operating Profit £m**	2002 Turnover £m	2002 Operating Profit £m
BY CLASS OF BUSINESS:				
Recorded Music	**1,774.2**	**150.5**	2,029.4	83.1
Music Publishing	**401.2**	**103.5**	416.4	107.8
Group*	**2,175.4**	**254.0**	2,445.8	190.9
Operating exceptional items and amortisation**		**(67.6)**		(291.9)
Group operating profit*		**186.4**		(101.0)
BY ORIGIN:				
United Kingdom	**330.9**	**69.1**	338.9	59.4
Rest of Europe	**660.5**	**88.6**	732.0	98.7
Latin America	**51.0**	**(2.5)**	88.1	(2.8)
North America	**706.1**	**68.3**	826.3	(2.1)
Asia Pacific	**409.9**	**27.6**	439.8	33.6
Other	**17.0**	**2.9**	20.7	4.1
Group*	**2,175.4**	**254.0**	2,445.8	190.9
BY DESTINATION:				
United Kingdom	**316.8**		337.4	
Rest of Europe	**675.3**		726.9	
Latin America	**46.3**		88.9	
North America	**707.4**		828.6	
Asia Pacific	**406.7**		440.6	
Other	**22.9**		23.4	
Group*	**2,175.4**		2,445.8	

*Group turnover and operating profit excludes the Group's share of amounts relating to the joint venture (HMV Group), which was discontinued on 15 May 2002, and associated undertakings. Amounts relating to joint venture have been excluded due to non-coterminous period ends.

**Comprises operating exceptional items of £(24.9)m (2002: £(242.4)m) and amortisation of goodwill and music copyrights of £(42.7)m (2002: £(49.5)m). The split of operating exceptional items and amortisation of goodwill and music copyrights by class of business is as follows: Recorded Music £(24.2)m (2002: £(235.1)m), Music Publishing £(43.4)m (2002: £(56.8)m). The split of operating exceptional items and amortisation of goodwill and music copyrights by origin is as follows: United Kingdom £(16.3)m (2002: £(19.2)m); Rest of Europe £(12.1)m (2002: £(53.3)m); Latin America £(0.1)m (2002: £(22.2)m); North America £(38.4)m (2002: £(176.0)m); Asia Pacific £(0.4)m (2002: £(19.0)m); Other £(0.3)m (2002: £(2.2)m).

Attachment (i)

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2003

NOTE 2 - SEGMENTAL ANALYSES continued

	2003 Operating Assets £m	**2003 Average Employees No.**	2002 Operating Assets £m	2002 Average Employees No.
BY CLASS OF BUSINESS:				
Recorded Music	**180.6**	**7,439**	44.4	8,644
Music Publishing	**409.2**	**649**	453.9	626
HMV Group plc – discontinued	**-**	**n/a**	(162.9)	n/a
Group	**589.8**	**8,088**	335.4	9,270
BY ORIGIN:				
United Kingdom	**76.8**	**1,162**	(113.1)	1,423
Rest of Europe	**6.5**	**2,510**	(13.1)	2,765
Latin America	**7.4**	**324**	3.1	422
North America	**376.9**	**2,573**	333.7	2,923
Asia Pacific	**116.2**	**1,382**	118.6	1,522
Other	**6.0**	**137**	6.2	215
Group	**589.8**	**8,088**	335.4	9,270

The reconciliation of operating assets to net liabilities is as follows:

	2003 £m	2002 £m
Operating assets	**589.8**	335.4
Tax, dividends and net interest payable	**(290.2)**	(166.6)
Capital employed	**299.6**	168.8
Net borrowings	**(859.8)**	(1,057.9)
Net liabilities	**(560.2)**	(889.1)

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2003

NOTE 3 - EXCEPTIONAL ITEMS

(i) Operating exceptional items

	2003	2002
	£m	£m
Release of overprovision for reorganisation costs charged in prior year	**6.0**	-
Restructuring and reorganisation costs		
Headcount reduction	**(6.0)**	(93.7)
Roster reduction **	-	(69.4)
Impact of economic downturn in Latin America ***	-	(16.7)
Restructuring of satellite label activity ****	-	(40.5)
Asset impairment and other*	**(24.9)**	(22.1)
Total operating exceptional items	**(24.9)**	(242.4)

*Including write-downs of music copyrights (£6.5m), goodwill (£12.1m), current asset investments (£2.5m) and investments own shares (£3.8m) in 2003. Including goodwill (£5.7m) and relocation and other costs (£16.4m) in 2002.
**Includes £39.3m relating to the termination of the recording contract with Mariah Carey.
***Resulted in significantly increased returns and bad debts.
****Including goodwill (£23.6m) and associate investment (£15.5m) write-offs.

The attributable taxation credit relating to operating exceptional items is £nil (2002: £7.8m).

(ii) Non-operating exceptional items

	2003	2002
	£m	£m
Profit on sale of holding in HMV Group plc, including goodwill of £262.5m	**215.2**	-
Loss on sale of subsidiary undertaking, including goodwill of £8.4m	**(25.2)**	-
Net gain (provision for loss) on sale of fixed assets *	**19.7**	-
	209.7	-

The attributable taxation charge relating to non-operating exceptional items is £38.4m (2002: £nil)
* Including a provision for loss on disposal of £(1.8)m and a gain on sale of Viva of £28.0m

Attachment (k)

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2003

NOTE 4 – FINANCE CHARGES

	2003 **£m**	**2003** **£m**	2002 £m	2002 £m
Interest payable on:				
Bank overdrafts and loans	**61.8**		55.9	
Other	**18.6**		15.0	
		80.4		70.9
Interest receivable on:				
Bank balances	**(2.3)**		(2.7)	
Other	**(2.0)**		(7.8)	
		(4.3)		(10.5)
Group finance charges (incl associates)		**76.1**		60.4
Joint venture (HMV Group) - discontinued		**1.2**		22.8
Total finance charges		**77.3**		83.2

Finance charges for associates are £nil (2002: £nil).

NOTE 5 - TAXATION

	2003 **£m**	2002 £m
Current tax:		
UK corporation tax	**37.7**	10.8
Advance corporation tax written back on ordinary activities	**-**	(20.6)
Double taxation relief	**(4.9)**	(6.7)
	32.8	(16.5)
Withholding tax	**8.5**	12.1
Other foreign tax	**49.4**	36.4
Adjustment in respect of prior periods	**(11.5)**	(4.3)
Joint venture	**(0.3)**	7.4
Total current tax	**78.9**	35.1
Deferred tax:		
Origination and reversal of timing differences	**4.2**	2.6
Others:		
Associated undertakings	**0.1**	0.5
Tax on profit on ordinary activities	**83.2**	38.2

There is a tax charge on exceptional items of £(38.4)m (2002: £7.8m credit).

NOTE 6 – DIVIDENDS (EQUITY)

	2003 **per share**	2002 per share	**2003** **£m**	2002 £m
Ordinary dividends (net):				
Interim	**2.00p**	4.25p	**15.8**	33.5
Adjustment to 2003 and 2002 interim	**-**	-	**-**	(0.2)
Proposed final	**6.00p**	3.75p	**47.2**	29.6
Adjustment to 2002 and 2001 final	**-**	-	**(0.2)**	(0.7)
	8.00p	8.00p	**62.8**	62.2

The final dividend of 6.00p per share will be paid on 3 October 2003 to shareholders on the register at the close of business on 5 September 2003.

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2003

NOTE 7 – EARNINGS PER ORDINARY SHARE

	2003	2002
Basic earnings per Ordinary Share is calculated as follows:		
Earnings	**£229.7m**	£(199.5)m
Weighted average number of Ordinary Shares in issue	**784.0m**	782.8m
Earnings per Ordinary Share	**29.3p**	(25.5)p
Diluted earnings per Ordinary Share is calculated as follows:		
Earnings	**£229.7m**	£(199.5)m
Adjusted weighted average number of Ordinary Shares	**784.4m**	783.6m
Earnings per Ordinary Share	**29.3p**	(25.5)p
Adjusted basic earnings per Ordinary Share is calculated as follows:		
Adjusted earnings	**£122.2m**	£92.1m
Weighted average number of Ordinary Shares in issue	**784.0m**	782.8m
Adjusted earnings per Ordinary Share	**15.6p**	11.8p
Adjusted diluted earnings per Ordinary Share is calculated as follows:		
Adjusted earnings	**£122.2m**	£92.1m
Adjusted weighted average number of Ordinary Shares	**784.4m**	783.6m
Adjusted earnings per Ordinary Share	**15.6p**	11.8p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

RECONCILIATION OF ADJUSTED EARNINGS

		2003		2002
	£m	**Per Share**	£m	Per Share
Earnings/basic EPS	**229.7**	**29.3p**	(199.5)	(25.5)p
Adjustments:				
Operating exceptional items	**24.9**	**3.2p**	242.4	31.0p
Non-operating exceptional items	**(209.7)**	**(26.8)p**	-	-
Share of operating exceptions in joint venture	**-**	**-**	10.3	1.3p
Share of exceptional finance charges in joint venture	**-**	**-**	2.1	0.3p
Amortisation of goodwill and music copyrights	**42.8**	**5.5p**	51.3	6.5p
Attributable taxation to non-operating exceptional items	**38.4**	**4.9p**	(7.8)	(1.0)p
Minority interest (re music copyright amortisation)	**(3.9)**	**(0.5)p**	(4.3)	(0.5)p
Minority interest (re operating exceptional)	**-**	**-**	(5.3)	(0.7)p
Minority interest (re attributable taxation)	**-**	**-**	2.9	0.4p
Adjusted earnings/adjusted EPS	**122.2**	**15.6p**	92.1	11.8p
Adjusted dilution impact	**n/a**	**-**	n/a	-
Adjusted earnings/adjusted diluted EPS	**122.2**	**15.6p**	92.1	11.8p

The adjusted weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 784.4m (2002: 783.6m), is the weighted average number of Ordinary Shares in issue, 784.0m (2002: 782.8m), plus adjustments for dilutive share options, 0.4m (2002: 0.8m).

Attachment (m)

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2003

NOTE 8 - BORROWINGS

	2003 **£m**	2002 £m
LONG-TERM BORROWINGS		
Bank loans and debt finance	**922.4**	374.1
Finance leases	**1.5**	2.0
Less: repayable within one year	**(1.9)**	(2.8)
Total long-term borrowings	**922.0**	373.3
SHORT-TERM BORROWINGS		
Loans and overdrafts	**35.9**	767.4
Finance leases	**0.7**	0.8
Short-term element of long-term loans	**1.9**	2.8
Total short-term borrowings	**38.5**	771.0
Total borrowings	**960.5**	1,144.3
Liquid funds:		
Investments: liquid funds	**(0.5)**	(0.7)
Cash at bank and in hand and cash deposits	**(100.2)**	(85.7)
Net borrowings	**859.8**	1,057.9

Long-term borrowings include £166.8m (2002: £18.4m) of borrowings repayable within one year, which are drawings under long-term committed facilities and, therefore, have been classified as such.

Under their banking arrangements, overdraft and cash balances of the Company and of certain subsidiaries are pooled or offset and cross-guaranteed. Such pooling and offsets are reflected in the Group balance sheet as appropriate.

The Group has cash balances of £20.7m held with banks within the UK and £80m held with banks outside, but freely transferrable to, the UK.

Maturity analysis of long-term borrowings:

	2003 **£m**	2002 £m
Amounts falling due after more than one year are repayable as follows:		
Between one and two years	**169.1**	2.8
Between two and five years	**59.6**	19.7
After five years:		
By instalments	**39.3**	-
Other	**654.0**	350.8
	922.0	373.3

The amount of debt, any of which falls due for payment after more than five years, is £693.3m (2002: £350.8m).

Attachment (n)

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2003

NOTE 9 – CASH, LIQUID RESOURCES AND FINANCING

The following definitions have been used:
CASH: Cash in hand and deposits repayable on demand if available within 24 hours without penalty and including overdrafts.
LIQUID RESOURCES: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.
FINANCING: Borrowings, less overdrafts, which have been treated as cash.

Analysis of movement in the Group's net borrowings in the year ended 31 March 2003:

	At 1.4.02	Cash flow	Acquisitions/ disposals	Exchange movement	**At 31.3.03**
	£m	£m	£m	£m	**£m**
Cash at bank and in hand	84.4	13.8	-	1.7	**99.9**
Overdrafts	(40.7)	15.8	-	(0.1)	**(25.0)**
Cash	43.7	29.6	-	1.6	**74.9**
Debt due after more than one year	(371.3)	(558.4)	-	9.2	**(920.5)**
Debt due within one year	(729.5)	712.4	(4.3)	8.6	**(12.8)**
Finance leases	(2.8)	0.9	-	(0.3)	**(2.2)**
Financing	(1,103.6)	154.9	(4.3)	17.5	**(935.5)**
Investments: liquid funds	0.7	(0.2)	-	-	**0.5**
Cash deposits	1.3	(0.9)	-	(0.1)	**0.3**
Liquid resources	2.0	(1.1)	-	(0.1)	**0.8**
Total	(1,057.9)	183.4	(4.3)	19.0	**(859.8)**

Cash flow on financing of £154.9m is split between new loans of £(603.5)m, loans repaid of £757.5m and capital element of finance leases repaid of £0.9m.

The Group's net borrowings at 31 March 2003 comprised:

	Cash	Liquid resources & financing	Net borrowings
	£m	£m	£m
Investments: liquid funds	-	0.5	0.5
Cash at bank and in hand and cash deposits	99.9	0.3	100.2
Borrowings due within one year	(25.0)	(13.5)	(38.5)
Borrowings due after more than one year	-	(922.0)	(922.0)
At 31 March 2003	**74.9**	**(934.7)**	**(859.8)**
At 31 March 2002	43.7	(1,101.6)	(1,057.9)

Attachment (o)

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2003

NOTE 10 – OTHER PROVISIONS FOR LIABILITIES AND CHARGES

	Trading £m	Pensions £m	Disposal & fundamental reorg'n £m	Acquisition and integration £m	Total £m
At 31 March 2002	121.1	32.6	4.0	15.4	173.1
Currency retranslation	(2.3)	3.9	-	(1.5)	0.1
Provisions utilised	(74.9)	(8.0)	(1.6)	(0.8)	(85.3)
Charged against:					
Operating profit	4.8	4.9	-	-	9.7
Exceptional items	-	-	5.0	-	5.0
Disposal of businesses	(0.2)	-	-	-	(0.2)
Reclassification	2.0	-	-	-	2.0
31 March 2003	**50.5**	**33.4**	**7.4**	**13.1**	**104.4**

The pension provisions arise in overseas companies in respect of state schemes and employees covered by the Group's unfunded schemes.
Trading provisions include royalty audit and other trading provisions charged through operating profit before exceptional items, and restructuring and reorganisation provisions charged through operating exceptional items.